

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 23, 2017

Via E-Mail
Jeffrey K. Waldvogel
Chief Financial Officer
KBS Strategic Opportunity REIT II, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

     Re: **KBS Strategic Opportunity REIT II, Inc.**
              Form 10-K
              Filed March 22, 2016
              File No. 000-55424

Dear Mr. Waldvogel:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Wilson K. Lee

                    Wilson K. Lee
                    Senior Staff Accountant
                    Office of Real Estate
                    and Commodities